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[LATHAM & WATKINS LLP LETTERHEAD]

September 9, 2011
VIA EDGAR; FEDEX AND EMAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Russell Mancuso, Branch Chief Dennis Hult Kaitlin Tillan Louis Rambo Tim Buchmiller
Re:	Intermolecular, Inc. Amendment No. 1 to Registration Statement on Form S-1 File No. 333-175877

Dear Mr. Mancuso:

        On behalf of Intermolecular, Inc. (the "Company"), we are hereby filing Amendment No. 1 ("Amendment No. 1") to the Company's above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the "Commission") on July 29, 2011 (the "Registration Statement") for the initial public offering of the Company's common stock, par value $0.001 per share (the "Offering"). For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 1, three of which have been marked to show changes from the filing of the Registration Statement.

        Amendment No. 1 has been revised to reflect the Company's responses to the comments received by email on August 25, 2011, from the staff of the Commission (the "Staff"). For ease of review, we have set forth below each of the numbered comments of your letter and the Company's responses thereto.

Prospectus Summary, page 1

1.
Please tell us the objective criteria you used to determine which customers to identify in the second paragraph on page 1 and elsewhere in your prospectus. Tell us whether you have named all customers that satisfy that criteria.

  Response:    The Company advises the Staff that the customers identified in the second paragraph on page 1 and elsewhere in the prospectus are those customers of the Company that represent more than 10% of the Company's total revenue for the year ended December 31, 2010 or the six months ended June 30, 2011 and those customers of the Company that represent more than 10% of the Company's accounts receivable as of December 31, 2010 or June 30, 2011. The Company further advises the Staff that these customers are the only customers of the Company that meet this criteria and are also the customers that are identified in Note 1 to the Company's Consolidated Financial Statements under "Concentration of Revenue and Accounts Receivable."

2.
Please provide us with independent support for the statements regarding your platform and programs in the summary and throughout your prospectus, including that you have "pioneered" the approach, that your platform allows "R&D to be performed at speeds 10 to 100 times faster than traditional methods," that you can perform up to 192 experiments compared to single experiments with traditional methods, as well as your statement regarding "faster processing of experiments" on page 3.

  Response:    The Company acknowledges the Staff's comments, and respectfully submits the additional information below with respect to each of the statements identified:

  Pioneered.    The Company advises the Staff that its proprietary approach to accelerate research and development, innovation and time-to-market for the semiconductor and clean-energy industries consists of its proprietary Tempus high-throughput combinatorial processing tools, automated characterization systems and informatics and analysis software coupled with its multi-disciplinary team. The Company has been applying this approach in the field of semiconductors since 2005 and in the field of clean energy since 2007, and as of September 1, 2011 the Company owned or licensed 106 U.S. patents and patent applications relating to the structure, design and development of these tools and techniques to conduct research and development in the semiconductor and clean-energy fields. The Company further advises the Staff that it is not aware of any other person or entity to date who has successfully applied high-throughput combinatorial processing tools and techniques to conduct research and development in the semiconductor and clean-energy fields. In addition, in response to Staff Comment No. 28 the Company has revised its disclosure on page 88 to indicate that it is "not aware of any companies that currently compete or have to date competed with [the Company] in the use of combinatorial methods in research and development applications." The Company respectfully submits to the Staff that the issuance of a significant number of patents with respect to these tools and techniques combined with the lack of any direct competitors that have successfully applied similar approaches to these fields supports the Company's statement that the Company has pioneered a proprietary approach to accelerate research and development, innovation and time-to-market for the semiconductor and clean-energy industries.

  R&D to be performed at speeds 10 to 100 times faster than traditional methods.    In response to the Staff's comment, the Company is providing supplementally to the Staff, attached hereto as Exhibit 1, a copy of an article published by Anthony F. Volpe, Jr. and W. Henry Weinberg entitled "High-throughput materials chemistry," published in AccessScience, ©McGraw-Hill Companies, 2007, http://www.accessscience.com, in which the authors state that "[a] high-throughput program can yield 50,000 experiments per year, compared to 500 to 1000 experiments using traditional methods." The Company has revised the disclosure on pages 1, 3, 74 and 78 to clarify that its statement relates to the increased speed of the high-throughput experimentation process, as supported by the article. The Company further advises the Staff that (1) Mr. Weinberg is a member of its Scientific Advisory Board, and in such capacity has been granted an option to purchase a de minimis amount of the Company's common stock, (2) other than the relationship referenced in the preceding clause, neither of the authors of the article is affiliated or has any other relationships with the Company and (3) to the knowledge of the Company the article was not written or published at the direction or with assistance of the Company or any of its employees or directors.

  Parallel process up to 192 experiments on a single substrate as compared to traditional methods, which typically allow only a single experiment at a time.    In response to the Staff's comment, the Company is supplementally providing to the Staff, attached hereto as Exhibit 2, a schematic of an actual substrate that is used with its Tempus F-20 HPC wet processing tool. The figure shows the arrangement of different site isolated regions in the F-20. As shown in the figure, each 300mm substrate can be divided into six separate structures, called coupons. Each coupon has dimensions of 65mm × 130mm. As shown in the figure, each coupon has 32 site isolated regions and can therefore perform up to 32 experiments. The 6 coupons taken together can perform up to 192 (6 × 32) experiments on a single substrate. Current high volume manufacturing operations use 300 mm substrates for production of semiconductor devices and only a single experiment may be done with respect to each substrate.

  Faster processing of experiments.    In response to the Staff's comment, the Company respectfully submits that it does process experiments faster, because it uses a process of experimentation that is up to 100 times faster than conventional methods.

3.
Please disclose your accumulated deficit in your summary.

  Response:    In response to the Staff's comment, the Company has revised the summary on page 2 to disclose the Company's accumulated deficit as of June 30, 2011.

Our Company, page 1

4.
We note your disclosure that you currently target semiconductor and emerging clean energy markets, including DRAM, flash memory, complex logic, flat glass, solar cells, LEDs and other energy efficient technologies. Please revise your disclosure so that it is clear if you have derived a material amount of revenues from the development of technology related to each of the markets you list.

  Response:    In response to the Staff's comment, the Company has revised the disclosure on pages 1, 46 and 75 to indicate that the Company has, to date, received the majority of its revenue from customers in DRAM, flash memory, complex logic and flat glass, and has not yet received a material amount of revenue from customers in solar cells, LEDs and other energy efficient technologies.

Industry, page 2

5.
For all industry and market information cited in the prospectus, please provide us with marked copies of the reports and data upon which the disclosure is based. Also, please tell us:

•
whether all of the information is publicly available;

•
whether you paid for the compilation of any of the data;

•
whether any information was prepared for your use in the registration statement; and

•
whether the authors of the information consented to your use of such data in the registration statement.

  To the extent that you were affiliated with the preparation of any of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations.

  Response:    In response to the Staff's comment, the Company is providing to the Staff, under separate cover, a supplemental binder containing (1) marked copies of all third-party research cited in various places in the Registration Statement, (2) a table including the cross-references requested by the Staff and identifying the documents that are publicly available and (3) consents to reference reports that are not publicly available. None of the industry and market information cited in the Registration Statement was prepared for the Company's use in the Registration Statement and the Company did not pay for the compilation of any of the data.

6.
With reference to your disclosure that "it is increasingly necessary to evaluate elements in the periodic table that have previously not been used in high-volume manufacturing," please disclose any successes that you have achieved to date in developing structures using elements not previously used. Please also disclose any known limitations that the foundries would have in being able to incorporate novel structures into their manufacturing processes.

  Response:    In response to the Staff's comment, the Company advises the Staff that it is currently engaging in CDPs with several of its customers in which new structures have been evaluated and developed using elements that have not previously been used in high-volume manufacturing and such structures are now in a final stage of product qualification; however, to date, no such structures using such new elements have been incorporated into end-user products that are being commercially manufactured by the Company's customers.

  The Company respectfully advises the Staff that the Company believes the value it provides its customers is derived from its simultaneous evaluation of new materials, processes, integration and device architectures that are not only tailored for customer-specific applications but also address scale-up requirements critical to high-volume manufacturing. Therefore, it is a requirement for any device architecture or material tested in the Company's CDPs that foundries would be able to incorporate such solution into existing and upcoming pipeline technologies in semiconductor manufacturing processes. The Company is not aware of any known limitations that the foundries would have in being able to incorporate novel structures resulting from the Company's CDPs into their manufacturing processes.

Risks Related to Our Financial Condition and Business, page 4

7.
Please highlight in your summary the risks relating to the need to convince your customers to grant you access to their proprietary information despite your potential arrangements with their competitors and potential conflicts of interests.

  Response:    In response to the Staff's comment, the Company has revised its disclosure in the summary on page 5 as well as the Risk Factors on page 18 to disclose the risks associated with the possibility that the Company may fail to convince its customers or potential customers to grant the Company access to their proprietary information because of the Company's potential arrangements with their competitors and potential conflicts of interest. The Company has also revised its disclosure in the section captioned "Business—Intellectual Property" on page 86 to describe in more particularity the Company's methods to protect the confidential information of its clients.

8.
We note the second bullet on page 5. With a view towards disclosure in the prospectus, please tell us whether you have lost any customers after committing significant resources to a project.

  Response:    The Company advises the Staff that it has not to date lost any customers after committing significant resources to a project and entering into a CDP with the customer; however, the Company advises the Staff that it has committed and continues to commit resources that, individually or in the aggregate, may be material to the development of potential customers of the Company. Although the Company has historically been successful in converting such investments into customer relationships, as discussed in the risk factors on pages 5 and 15, it is possible that one or more of the potential customers in which the Company invests significant resources may not in the future become customers of the Company.

Risk Factors, page 11

9.
Please add risk factor disclosure addressing the extent to which your revenue is derived from related party transactions as indicated in the table at the bottom of page F-4, as well as the ownership interests by your major customers.

  Response:    In response to the Staff's comment, the Company has added a new risk factor on page 25 to address the extent to which the Company's revenue is derived from the related party transactions indicated in the table at the bottom of page F-4, as well as the ownership interests by the Company's major customers, and the risks that such relationships may pose in creating potential conflicts of interest between the Company and its stockholders and to the Company's ability to enter into new relationships in the future.

10.
We note that your business model anticipates developing proprietary technology and then sharing that technology with your customers through various fee arrangements and licensing agreements. If material, please add risk factor disclosure addressing the resistance you may face from your intended customer's adopting a shared intellectual property arrangement with you and if such an arrangement could be perceived as creating more risk in terms of intellectual property disputes among you, your customers and third parties. Also describe any challenges that such an arrangement could potentially have on your customers' ability to realize the value of those rights through a transfer of those intellectual property rights, through an asset sale or licensing agreement, or sale of the company as compared to if they developed the intellectual property in-house.

  Response:    In response to the Staff's comment, the Company respectfully advises the Staff that it does not believe that it faces resistance from its customers with respect to adopting a shared intellectual property arrangement because the shared intellectual property is created through a collaborative process and the customer is granted limited exclusive licenses under such intellectual property for manufacturing products in the customer's field. This allows the Company's customers to bring high-volume manufacturing-ready integrated devices in the licensed field to market faster and with less risk than traditional approaches to R&D, including their own in-house R&D. For the same reasons, the Company does not believe that such an arrangement is perceived by its customers as having an adverse effect on their ability to realize the value of those rights, whether through a transfer of those intellectual property rights, an asset sale or licensing agreement, or a sale of the company, as compared to if they developed the intellectual property in-house, in part because the value that the Company brings to its customers is value they otherwise could not realize within the same timeframe and at the cost the Company is able to provide. In addition, the Company has not experienced adverse customer reactions or suggestions that such an arrangement could be perceived as creating more risk of intellectual property disputes among the Company and its customers and third parties. In response to the Staff's comment, however, the Company has considered that the shared intellectual property model may create additional risk for the Company in that it may become involved in litigation based on the actions of its customers, and has revised the disclosure on page 22 accordingly.

We may face market resistance to the royalty element of our business model, page 14

11.
Please expand this risk factor to clarify why customers may object to the royalty element of your business model. In an appropriate section, please discuss how you intend to overcome any potential market resistance.

  Response:    In response to the Staff's comment, the Company has revised the risk factor on pages 14-15. The Company respectfully advises the Staff that it believes that these risks are inherent in any business model that relies on royalties and therefore are not unique to the Company, and that it believes that it will overcome these risks by offering value to its customers in excess of the value they will pay to the Company through such royalty arrangements. Accordingly, the Company does not believe any additional disclosure is required beyond that added to the risk factor.

If we lose one or more, page 18

12.
We note your disclosure on page 19 that your projects last for a "significant period of time." In an appropriate section, please quantify the length of your projects, including the average and the high and low duration times of a typical project.

  Response:    In response to the Staff's comment, the Company has revised the disclosure on pages 1 and 74.

We may be unable to effectively protect, page 19

13.
With a view towards expanded disclosure, please tell us the extent of your intellectual property developed with the U.S. government indicated in the third paragraph on page 20.

  Response:    The Company advises the Staff that, to date, the Company has filed 11 patent applications in the United States with respect to intellectual property that was developed with the U.S. government. The Company does not believe that these patent applications are material to the Company's overall intellectual property portfolio or its business.

We are subject to warranty claims, page 24

14.
In an appropriate section, please disclose the extent and material terms of your warranty obligations.

  Response:    In response to the Staff's comment, the Company has revised the disclosure on page 26 to clarify that the only sales subject to warranty obligations are sales of the Company's products. The Company's product sales commenced during 2008 and to date have primarily comprised a total of five separate workflow sales for an aggregate of $23.6 million in revenue. The Company's warranty costs to date have been $538,000 in the aggregate, with a majority of such cost incurred in 2008 for the replacement of minor components. As of June 30, 2011, the Company's total accrual for warranty-related exposures is approximately $50,000.

Our ability to use our net operating loss carryforwards, page 27

15.
Please revise to quantify your net operating loss carryforwards and to briefly discuss the types of changes in stock ownership that could lead to a Section 382 ownership change. Please tell us why you have not determined whether you have undergone a Section 382 ownership change in the past and why you cannot determine whether you will undergo an ownership change in connection with this offering.

  Response:    In response to the Staff's comment, the Company has revised the risk factor on page 28 to quantify the net operating loss carryforwards as of December 31, 2010, and to briefly discuss the types of changes in stock ownership that could lead to a Section 382 ownership change.

  The Company has not undertaken a formal Section 382 analysis to determine whether a Section 382 ownership change has occurred because the Company has not utilized the net operating loss carryforwards that it believes would be limited in the event that a relevant ownership change had occurred for the purpose of Section 382. The Company cannot determine whether it will undergo an ownership change in connection with the Offering because whether such a Section 382 ownership change will occur depends on the price per share, the identity of the purchasers and other facts that cannot be known until after the close of the Offering. The Company has recorded a full valuation allowance against the deferred tax asset with respect to its net operating loss carryforwards. In the event of the Company's utilizing any of its net operating loss carryforwards that could be subject to limitation under Section 382, or the Company's release of the valuation allowance against the deferred tax assets, whichever occurs first, the Company will conduct an analysis to determine whether a relevant Section 382 ownership change has occurred.

Capitalization, page 34

16.
Please revise to remove the caption relating to cash and cash equivalents from your capitalization table.

  Response:    In response to the Staff's comment, the Company has revised the disclosure on page 37 to remove the caption relating to cash and cash equivalents from the capitalization table.

Management's Discussion and Analysis, page 44

17.
We note your disclosure in the last risk factor starting on page 18 regarding the importance of your employees and the necessity of retaining your "unique team" of scientists and engineers, as well as your disclosure that your projects last for a significant period of time. In an appropriate section, please discuss the scalability of your business, providing investors with information regarding how close you are to work capacity given your current facilities and number of employees, and the amount of resources that would be necessary to expand your capacity.

  Response:    In response to the Staff's comment, the Company has revised the disclosure on page 89 under the caption "Business—Employees" to indicate that that Company evaluates its engineering personnel needs on a project by project basis. The Company respectfully submits that the location of its headquarters in San Jose, California provides the Company with access to a large population of highly-skilled engineers that the Company believes is sufficient to meet the technical requirements of any new CDPs that the Company may enter into in the future. In addition, the Company believes that the long sales cycle related to any new CDP provides adequate opportunity to hire and train the engineers with the appropriate skill sets to utilize the Company's proprietary tools and methods.

  In response to the Staff's comment, the Company has also revised the disclosure on page 89 under the caption "Business—Facilities" to discuss the Company's current capacity and the amount of resources that would be necessary to expand its capacity.

Revenue mix and royalty rates, page 47

18.
Please expand your disclosure to clarify the different gross margin contributions and royalty opportunities by industry and end market.

  Response:    The Company advises the Staff that while different elements of any individual CDP may have different gross margin contributions, the Company's target gross margin contribution by project is consistent across industries and end-markets. In response to the Staff's comment, the Company has revised its disclosure on page 49. The Company respectfully advises the Staff that the following disclosure, included at the bottom of page 47 and top of page 48, also provides relevant disclosure regarding the royalty opportunities by industry and end-market:

    Prior to entering into a new CDP, we negotiate licensing fees and royalty rates for technology to be developed in CDPs. The fees and rates are negotiated with each customer on the basis of multiple factors including the size of the servable market of the technology to be developed, the value contribution of the technology to the customer's product, and the anticipated overall margin structure of the customer's product. Licensing fees and royalty rates are set for each CDP-developed technology. While royalty rates vary, when working with device manufacturers, we typically target 1-2% of their projected end-product revenue for each CDP-developed technology. When working with suppliers to device manufacturers, we typically target higher royalty rates depending on the anticipated value contribution of the technology to their product. Licensing fees and royalty rates are structured in a variety of ways including fixed quarterly fees, percentage of revenue and fee per product.

Cost of Revenue and Operating Expenses, page 48

19.
We note that the cost of product revenue has varied significantly over the past three years as a percentage of revenue. Please expand your discussion to include a discussion of cost of revenue as a percentage of revenues, any significant changes to those percentages and the significant reasons for those changes.

  Response:    In response to the Staff's comment, the Company has revised the disclosure on pages 50 and 51 to include a discussion of cost of revenue as a percentage of revenues, any significant changes to those percentages and the significant reasons for those changes. The Company advises the Staff that its cost of product revenue primarily includes its cost of products sold and that the Company's cost of product revenue will fluctuate based on the type of product and configuration sold. Historically, the Company has not sold a significant number of workflow tools and does not anticipate selling a significant number in the future. The Company chooses to selectively sell its proprietary tools for strategic reasons when the Company believes it would increase opportunities for CDPs and licensing fees and royalties. However, when these sales do occur, such sales of its workflow tools have comprised a large percentage of revenue and cost of revenue.

Results of Operations, page 50

20.
We note the variances in operating losses and net losses during the periods presented. Under separate captions, please expand your disclosure to explain clearly to investors the reasons for the variances in your operating and net losses for the periods presented. Also disclose any known material trends affecting your operating and net losses for the periods presented. Refer to Item 303(b) of Regulation S-K.

  Response:    In response to the Staff's comment, the Company has revised the disclosure on pages 55, 58 and 61 under separate captions titled "Loss from Operations" and "Net Loss."

Revenue, page 50

21.
Please revise here and for other comparative periods to clarify why your product revenue decreased. Discuss any trends in product revenue in an appropriate section.

  Response:    In response to the Staff's comment, the Company has revised its disclosure on page 47 to discuss trends in product revenue and on page 53 to clarify why the Company's product revenue decreased during the six months ended June 30, 2011. The Company respectfully advises the Staff that it has disclosed the reasons for variances in product revenue for the years ended December 31, 2010 and 2011 on pages 56 and 59 under the caption "Revenue."

Business, page 69

22.
We note that you are targeting the market for application specific integrated circuits. We understand that the products of designers and manufacturers of programmable logic devices are intended to be an alternative to application specific integrated circuits and that programmable logic devices may have some competitive advantages over application specific integrated circuits in terms of development costs and time to market. If true, please disclose the competitive position of your business proposition in light of the competition faced from programmable logic devices and revise your risk factors and prospectus summary section as appropriate.

  Response:    The Company respectfully advises the Staff that the Company targets high-volume integrated devices in the semiconductor and clean-energy markets and does not target the market for application specific integrated circuits ("ASICs"). In response to the Staff's comment, the Company has revised the disclosure in various places throughout to remove the term "application-specific."

23.
We note your disclosure in the last paragraph on page 69 that the semiconductor market had $304 billion in sales in 2010. If you are targeting the application specific integrated circuit portion of the semiconductor market, please tell us if you have industry data that is more specific to your intended market.

  Response:    The Company respectfully advises the Staff that the Company is not targeting the ASIC portion of the semiconductor market. The Company's technology is broadly applicable to many types of high-volume integrated devices in the semiconductor market, as evidenced by the Company's customer engagements in DRAM, flash memory and complex logic.

24.
We note your disclosure regarding the amount of revenue generated from related party transactions in the table at the bottom of page F-4, and the disclosure in Note 11 starting on page F-34. Please disclose the purposes and benefits to you and your customers in conducting your business this way and granting ownership interests to your major customers. Discuss whether, and why or why not, you expect these types of arrangements will continue after the completion of the public offering.

  Response:    The Company respectfully advises the Staff that in the early stages of developing its business it structured engagements with partners and customers to allow it to continue to grow while also giving customers an opportunity to invest in its business and share in its success. The Company does not expect that it will continue to provide for equity opportunities for its customers and partners after completion of the Offering.

25.
Please add a separately captioned section discussing the material terms of your development and purchase agreements filed as exhibits 2.1 and 10.3 through 10.10.

  Response:    In response to the Staff's comment, the Company has added a section captioned "Customer and Collaborative Agreements" beginning on page 90 discussing the material terms of the development and purchase agreements filed as Exhibit 2.1 and 10.3 through 10.10 to the Registration Statement.

26.
Please tell us why you have not disclosed the supply information required by Regulation S-K Item 101(c)(1)(iii) given your disclosure in the first risk factor starting on page 23.

  Response:    In response to the Staff's comment, the Company has revised the disclosure on page 87 under "Manufacturing."

Intellectual Property, page 81

27.
Please disclose the duration of your patents and the expected duration of your licensed patent rights.

  Response:    In response to the Staff's comment, the Company has revised the disclosure on pages 86 and 87.

Competition, page 83

28.
Please revise this section to indicate your competitive position within your industry.

  Response:    In response to the Staff's comment, the Company has revised the disclosure on page 88.

Management, page 85

29.
Please tell us the positions Mr. Lazovsky held at Applied Materials.

  Response:    The Company advises the Staff that Mr. Lazovsky held the following positions at Applied Materials:

    •
    1995-1996:    Total Product Support Engineer

    •
    1996-1997:    Account Product Manager

    •
    1997-2000:    Business Manager

    •
    2000-2002:    Director of Business Management

    •
    2002-2003:    Technology Program Manager, Endura 2 Platform

    •
    2003-2004:    Business Manager

  In addition, in response to the Staff's comment, the Company has revised the disclosure on page 94.

Certain Relationships, page 116

30.
Please file your agreements with Symyx as exhibits.

  Response:    The Company acknowledges the Staff's comment and has filed as Exhibit 2.1 to the Registration Statement the Asset Purchase Agreement (the "Asset Purchase Agreement") by and between the Company and Symyx Technologies, Inc. ("Symyx"), dated as of July 28, 2011.

  The Company advises the Staff that, upon the completion of the Offering and in connection with the closing of the transactions contemplated by the Asset Purchase Agreement, the Collaborative Development and License Agreement between the Company and Symyx, dated as of January 1, 2005, and the Alliance Agreement between the Company and Symyx, dated as of December 19, 2005 (collectively, the "Symyx Agreements"), will be amended to terminate the Company's future royalty obligations under the Symyx Agreements to the extent they would have accrued after December 31, 2011. The Company respectfully advises the Staff that it does not believe the remaining obligations under the Symyx Agreements are material to the Company's business or financial condition, and therefore the Company respectfully submits that the Symyx Agreements are not required to be filed under Item 601 of Regulation S-K. In addition, the Company does not believe that filing these agreements would be material to an investor's understanding of the Company's business or financial condition.

31.
Please tell us where you have disclosed the information required by Regulation S-K Item 404 with respect to the transactions discussed in Note 11 starting on page F-34.

  Response:    In response to the Staff's comment, the Company has revised its disclosure on page 127 under the caption "ATMI, Inc." in "Certain Relationships and Related Party Transactions" to expand its discussion of its collaboration with Advanced Technology Materials, Inc. to incorporate the additional information discussed in the third paragraph of Note 11 of the Company's financial statements.

  The Company respectfully advises the Staff that the information discussed in the first paragraph of Note 11 of the Company's financial statements is disclosed on page 126 under the caption "Symyx" in "Certain Relationships and Related Party Transactions."

  With respect to the transactions between the Company and SanDisk Corporation discussed in the second paragraph of Note 11 of the Company's financial statements, the Company respectfully submits to the Staff that, while the relationships disclosed may constitute related party transactions for accounting purposes due to Irwin Federman serving as a member of the Board of Directors of the Company and as a member of the Board of Directors of SanDisk, the Company does not believe that the relationships constitute related party transactions that are required to be disclosed pursuant to Item 404 of Regulation S-K. The Company respectfully advises the Staff that it considered Instruction 6 of Item 404(a) of Regulation S-K in forming a view that it does not believe that Mr. Federman has an indirect material interest in the transaction because any interest would arise only from his position as a director of SanDisk and from the direct or indirect ownership of less than a ten percent equity interest in SanDisk.

Principal and Selling Stockholders, page 120

32.
When you have determined your selling stockholders, please tell us whether any of them are broker-dealers or affiliates of a broker-dealer.

  Response:    The Company acknowledges the Staff's comment and advises the Staff that it has not yet determined the specific selling stockholders, but at this time it is contemplating that only the following may be selling stockholders: Symyx Technologies, Inc., David E. Lazovsky, Peter L. Eidelman, Tony P. Chiang, James Craig Hunter, Sandeep Jaggi and John R. Behnke, each of whom has represented to the Company that such individual or entity is not a broker-dealer or an affiliate of a broker-dealer.

Consolidated Financial Statements, page F-1

33.
Please update the financial statements to comply with Rule 3-12 of Regulation S-X.

  Response:    In response to the Staff's comment, the Company has provided financial statements complying with Rule 3-12 of Regulation S-X.

Consolidated Balance Sheets, page F-3

34.
Please tell us why you classify inventory as a long-term asset.

  Response:    The Company respectfully advises the Staff that the Company's inventory is comprised of raw materials, as further disclosed in Note 1 on page F-9, which can be utilized for maintenance and spare parts for the Company's own equipment, or warranty support for the Company's third party sales. As the usage of these materials is expected to extend beyond one year, long term classification was considered appropriate. In the event a future product build is in process as of a period end, the Company will consider the appropriateness of disclosing such build as a current asset at such time.

Note 1. The Company and Summary of Significant Accounting Policies, page F-8

Unaudited Pro Forma Stockholders' Equity, page F-8; and Unaudited Pro Forma Net Loss per Share of Common Stock, page F-16

35.
We note the automatic conversion terms of the redeemable convertible preferred stock disclosed on page F-22. Please tell us why you believe the pro forma presentation assuming the automatic conversion of the redeemable convertible preferred stock is factually supportable.

  Response:    The Company respectfully advises the Staff that the terms of the Company's redeemable convertible preferred stock as set forth in the Company's Restated Certificate of Incorporation require that all preferred stock convert to common stock in the event of an underwritten initial public offering at a price that exceeds $5.40 per share and the receipt of aggregate minimum proceeds to the Company of at least $30.0 million. Since the Company expects to raise more than $30.0 million in the Offering, as well as sell its shares of common stock at a per share offering price in excess of $5.40, the Company has included the automatic conversion of its redeemable convertible preferred stock in the presentation of pro forma disclosures and balances. The Company would not price the Offering on terms that did not contemplate such conversion.

Note 5. Commitments and Contingencies, page F-19

36.
We note in your risk factors that you are subject to warranty claims. Please tell us how you account for warranties and how you considered the disclosures required by ASC 460-10-50.

  Response:    The Company respectfully advises the Staff that the only sales subject to warranty obligations are sales of the Company's products. The Company's product sales commenced during 2008 and to date have primarily comprised a total of five separate workflow sales for an aggregate of $23.6 million in revenues. The Company's warranty costs to date have been $538,000 in the aggregate, with a majority of such costs incurred in 2008 for the replacement of minor components. As of June 30, 2011, the Company's total accrual for warranty-related exposures was approximately $50,000, which the Company respectfully does not consider to be sufficiently material to warrant additional disclosure pursuant to ASC 460-10-50.

Note 9. Net Loss per Share of Common Stock, page F-31

37.
We note you assume the exercise of certain preferred and common stock warrants that expire upon an initial public offering. Please tell us the basis for your assumption and why you believe it is factually supportable.

  Response:    The Company advises the Staff that all of the Company's common stock warrants assumed to be exercised in connection with the Offering contain provisions that either (i) indicate that such warrant must be exercised in connection with an initial public offering or will be deemed to have been cancelled or (ii) indicate that such warrant must be exercised in connection with an initial public offering, at the Company's option. The Company also advises the Staff that, for warrants that provide for an automatic exercise / deemed cancellation at the Company's option, the Company intends to deliver a notice to the holders of such warrants in accordance with the terms of such warrant that the Company is opting to require the warrants to be exercised in connection with the Offering.

  With respect to the preferred stock warrant, the Company advises the Staff that it has contacted the holder of such warrant and is currently in the process of making arrangements for such holder to exercise such warrant effective upon the closing of the Offering.

38.
We note that elsewhere in the filing, your pro forma presentation only assumes the exercise of common stock warrants that expire upon an initial public offering. Please tell us the reasons for the differences in these presentations.

  Response:    The Company respectfully advises the Staff that it believes the pro forma presentations contained within the Registration Statement consistently reflect the computation of the number of shares outstanding as of immediately prior to the completion of the Offering to include the exercise of (i) the warrant to purchase shares of preferred stock as well as (ii) all warrants to purchase shares of common stock that must be exercised in connection with the Offering, whether by their own terms or due to the Company's intention to require the warrants to be exercised. In each case, as set forth in greater detail in the Capitalization section on page 36, the Company has drafted its disclosure throughout the Registration Statement to reflect the conversion of the preferred stock warrant in two distinct legal steps in line with its terms. As an initial step, in connection with the Offering, the preferred stock warrant, which is currently exercisable for 168,747 shares of convertible redeemable preferred stock, would become exercisable for the purchase of an equivalent number of shares of common stock. As a separate and subsequent step, the exercise of such warrant by its holder at the time of the Offering would be an exercise of what the Company has effectively treated as a common stock warrant.

  The Company has also amended its disclosure in Note 9 on F-31 to clarify the conversion and exercise of the preferred stock warrant.

Note 13. Subsequent Events, page F-36

39.
Please tell us how you intend to account for the July 28, 2011 agreement with Symyx, the guarantee of the value of the shares to be sold and the acquisition of the patents. Cite the accounting literature you relied upon and how you applied the literature to your facts and circumstances. Explain how you plan to determine the value of the patents acquired.

  Response:    The Company intends to account for the contract with Symyx by establishing a liability for the fair market value of the right given to Symyx to sell their shares in the initial public offering with guaranteed minimum proceeds of $67 million while only paying 50% of the selling costs associated with that offering (such right and guarantee, the "Right").

  Economically, the Right represents a contingent cash-settled written put option since the Company will not acquire the underlying shares, but rather is obligated to make a payment to the counterparty (Symyx) for 50% of their selling costs and for any shortfall in proceeds received from others (the underwriters). The Company believes that the put feature qualifies as a liability under ASC 480-10-25-8, since it is an instrument that is cash-settled and indexed to an obligation to repurchase stock.

  In addition, the Company also determined that the Right represents a derivative instrument based on the criteria in ASC 815-10 because (i) the Right has a notional and an underlying (the number of shares underlying the contract and the fair market value of the shares, respectively), (ii) the initial net investment (i.e., the fair value of the contract) is less than the notional value of the underlying shares by more than a nominal amount, and (iii) the contract is net settled because it requires a net payment of cash for any shortfall in proceeds by the counterparty (Symyx) in a qualifying sale of the shares.

  Further, the Company has determined that the instrument is freestanding from the related preferred shares because the underlying shares have not been modified in granting the Right. Therefore, the Right qualifies as a freestanding contract under ASC 480-10-20 and should be measured at fair value with subsequent changes in fair value recognized through income or expense in the Company's statement of operations.

  We estimate the initial fair value of the Right to be approximately $3.0 million which incorporates parameters such as the volatility of the Company's stock price, the time value of the feature, the strike price on the guarantee, the likelihood of an IPO, and the obligation to pay a portion of the counterparty's selling costs. Between July 28, 2011 and the date of the Offering, the Company will adjust the fair value of the Right to market value, with any change in the market value being recorded in other income or expense in the Company's statement of operations.

  In connection with recording the liability for the Right, the Company has recorded an asset equal to the value of the Right. This is because under the agreement the Company received the right, contingent upon an IPO, to certain Symyx patents (the "Patent Right"). The fair value of the Right represents the cost of acquiring the patents and because the Patent Right meets the definition of a contractual intangible asset (contractual license to developed technology), it must be recognized as an acquired asset at cost under ASC 805-50-30-2, which prescribes the accounting for intangible assets acquired outside of a business combination. That guidance requires assets acquired via the assumption of a liability to be measured "based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable." In this case, the fair value of the Right is determinable using well-understood financial models for the valuation of options, whereas determining the value of the Patent Right separately would have required relatively more subjective inputs and thus would not have been as reliably measurable.

  The Company also considered whether there were other elements that could require an allocation of value in connection with the agreement, such as whether the arrangement incorporates a preferential payment to Symyx from the Company or contains a capital contribution from Symyx. Symyx is an investor in the Company that owns approximately 8.7% of the Company's voting interest. However, the Company has no reason to believe that this transaction was conducted in a preferential manner, and the overall value of the Rights is consistent with what the Company would expect to pay to an unrelated third party for the Patent Right, considering the nature of intellectual property licensed and the contingent nature of the Patent Right. Symyx does not control the Company and is attempting to exit its entire share position as part of this transaction. As such, it would not be expected that Symyx would make a capital contribution in connection with selling all of its shares nor would it be reasonable for the other shareholders of the Company to agree to pay more than fair value for the Patent Right. Overall, the Company believes the transaction should be recorded at fair value as described above.

  The intangible asset for the Patent Right recorded upon assumption of the liability with respect to the Right will be assessed for impairment consistent with the accounting for definite lived assets and will not be marked to market as it is a nonfinancial asset and must be accounted for at cost. Should the prospects of an IPO become unlikely, the asset will be written off as valueless. Should an IPO be consummated and assuming no other indications of impairment, the Company will amortize the asset over the expected remaining useful life of the intellectual property acquired from Symyx.

Exhibits

40.
Please resolve any comments on your confidential treatment request prior to requesting effectiveness of your registration statement.

  Response:    The Company acknowledges the Staff's comment, and will resolve any comments on its confidential treatment request prior to requesting effectiveness of the Registration Statement.

Exhibit 23.1

41.
To the extent there is a delay in requesting effectiveness of your registration statement, an other than typographical change made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment.

  Response:    In response to the Staff's comment, the Company has provided a currently dated and signed consent from the Company's independent accountants with Amendment No. 1. The Company also acknowledges the Staff's comment with respect to any applicable future amendments to the Registration Statement.

        We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3067 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,
/s/ PATRICK POHLEN Patrick A. Pohlen of LATHAM & WATKINS LLP

cc:	David Lazovksy, Intermolecular, Inc. Peter Eidelman, Intermolecular, Inc. Alan Denenberg, Davis Polk & Wardwell LLP

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